DM

18006062

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section

MAR 01 2018

Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Trading Service Brokerage, LLC a/k/a PTS Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125C Gaither Drive , East Gate Business Center
(No. and Street)

Mt. Laurel	NJ	08054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard W. Schank 856 802-9400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name - if individual, state last, first, middle name)

One Bala Avenue, Suite 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMB

OATH OR AFFIRMATION

I, Richard W. Schank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Trading Service Brokerage, LLC a/k/a PTS Brokerage, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

HEATHER N. FULMER
NOTARY PUBLIC OF NEW JERSEY
ID # 50004469
My Commission Expires 10/9/2019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXX Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- N/A [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- N/A [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- N/A [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

PTS BROKERAGE, LLC

DECEMBER 31, 2017

PTS BROKERAGE, LLC

DECEMBER 31, 2017

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1-2
Financial Statements	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statement	7-9
Supplementary Information	
Schedule I Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II Exemptive Provisions Under SEC Rule 15c3-3	11
Report of Independent Registered Public Accounting Firm Exemption Report Review	12
Exemption Report	13
Independent Accountant's Report on Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	14-15
Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7)	16

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of:
PTS Brokerage, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PTS Brokerage, LLC (the "Company"), as of December 31, 2017, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as

evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2009.

February 27,2018

Bala Cynwyd, PA 19004

PTS BROKERAGE, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS	
Cash	$ 88,596
Receivables	101,840
Other Assets	10,303
TOTAL ASSETS	$200,739
LIABILITIES & MEMBER EQUITY	
LIABILITIES	
Accounts Payable & Accrued Expenses	$ 66,293
TOTAL LIABILITIES	$ 66,293
MEMBER EQUITY	$134,446
TOTAL LIABILITIES & MEMBER EQUITY	$200,739

The accompanying notes are an integral part of these financial statements

PTS BROKERAGE, LLC
STATEMENT OF INCOME

For the Year Ended
DECEMBER 31, 2017

REVENUE	
Commissions	$479,915
Investment Advisory Fees	345,295
Mutual Fund Fees	84,547
TOTAL REVENUE	909,757
OPERATING EXPENSES	
Employee Compensation	573,692
Occupancy	11,489
Regulatory Fees	13,026
Other Expenses	21,558
TOTAL OPERATING EXPENSE	619,765
NET INCOME	$289,992

The accompanying notes are an integral part of these financial statements

PTS BROKERAGE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY

DECEMBER 31, 2017

Member Equity, beginning of year	$ 87,464
Net Income	289,992
Less: Capital Distributions	(243,010)
Member Equity, end of year	$ 134,446

The accompanying notes are an integral part of these financial statements

PTS BROKERAGE, LLC
STATEMENT OF CASH FLOWS

For the Year Ended
DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITES	
Net Income	$289,992
Adjustments to reconcile Net Income to net cash provided from operations:	
Receivables	(18,884)
Other Assets	637
Accounts Payable & Accrued Expenses	18,129
Net cash provided from for Operating Activities	289,874
INVESTING ACTIVITIES	
Computer Equipment:Accumulated Depreciation	(444)
Net cash used for Investing Activities	(444)
FINANCING ACTIVITES	
Capital Distributions	(243,010)
Net cash used for Financing Activities	(243,010)
Net cash increase for period	46 420
Cash at beginning of period	42,176
Cash at end of period	$ 88,596

The accompanying notes are an integral part of these financial statements

PTS BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the financial statements.

Organization

PTS Brokerage, LLC (Company) was organized under the Laws of the State of New Jersey in 2001 and has been registered as a broker-dealer with the SEC and has been a member of the Financial Industry Regulatory Authority (FINRA) since August 2002. The Company sells mutual funds, life insurance products including variable annuities, provides investment advisory services and provides financial planning services to public customers. The Company is registered in twelve (12) states to conduct securities transactions. Federal, state, and local income tax returns for years prior to 2014 are no longer subject to examination by tax authorities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United of States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

Property and equipment

Property and equipment are carried at cost

Revenue recognition

Revenue is recognized from the sale of mutual funds as earned. Broker-dealers acting as mutual fund distributors may earn 12b-1 fees paid by the fund to the broker-dealer to cover distribution expenses which encompass marketing and selling of mutual fund shares. Revenue from the placement of life insurance products is recognized upon notification of policy acceptance and renewal. Revenue from investment advisory services is recognized as earned Revenue from financial planning services is recognized as billed

PTS BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes

The Company, a limited liability company, has elected to be taxed for federal and state purposes as a proprietorship As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Member's income tax returns.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2017 the ratio was 2.05 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under sub-paragraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, the sale of life insurance products including variable annuities, and providing investment advisory services. At December 31, 2017, the Company had net capital, as defined, of $60,121, which was $55,121 in excess of its required minimum net capital of $5,000.

NOTE C – EXPENSE AGREEMENT

The Company enters into an annual expense agreement with Professional Training Services, a company under common control. Under the agreement, the Company shares space with Professional Training Services and utilizes their telephone services in return for the payment of a percentage of Professional Training Services' monthly lease expense and their monthly telephone costs. For the year 2017, the Company paid 50% of the rent expense and 50% of the monthly telephone costs. The total rent expense for 2017 was $11,400 and the total telephone expense was $2,940. The Company also paid $45,000 (5 monthly payments of $2,000 and 7 monthly payments of $5,000) to Professional Training Services for the use of its employees' administrative services. The monthly amount was adjusted to reflect the increased workload

NOTE D – SUBSEQUENT EVENTS

Events of the company subsequent to December 31, 2017 have been evaluated through February 27, 2018, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2017. No subsequent events were identified that required disclosure

NOTE F – RECENT ACCOUNTING PRONOUNCEMENTS

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The Company has selected a transition method to recognize a cumulative effective change to opening retained earnings in the year of adoption of the standard. As a result of this method, the Company will have no change to retained earnings as of January 1, 2018. In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for the lease term. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its financial statements

SUPPLEMENTARY INFORMATION

PTS BROKERAGE, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Total member equity from Statement of financial condition	$134,446
Non-Allowable Assets:	
Receivables	64,022
Fixed assets	10,303
Total Non-Allowable Assets	74,325
Net Capital	$ 60,121
COMPUTAION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required per 15c3-1 (a)(2)	$ 4,420
Minimum Dollar Net Capital Requirement	$ 5,000
Minimum Net Capital Requirement	$ 5,000
Excess Net Capital	$ 55,121
Excess Net Capital at 120%	$ 53,492
Aggregate Indebtedness from Statement of Financial Condition, net of A-1c liabilities	$ 66,293
Percentage of AI to NC	110.27 %
Debt-Equity Ratio in accordance with 15c3-1(d)	0

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2017

SCHEDULE II

PTS BROKERAGE, LLC
EXEMPTIVE PROVISIONS UNDER
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

OTHER MATTERS

ROMEO & CHIAVERELLI LLC
ONE BALA AVE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Member of:
PTS Brokerage, LLC

We have reviewed management's statements, included in the accompanying Exemption Report. on which identified the following provisions of 17 C.F.R. ~15c3-3(k) under which PTS Brokerage, LLC claimed an exemption from 17 C.F.R. ~240.15c3-3:(1). SEC Rule 15c3-3(k)(1) and PTS Brokerage. LLC stated that PTS Brokerage, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. PTS Brokerage LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and. accordingly. included inquiries and other required procedures to obtain evidence about PTS Brokerage, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 27, 2018

PTS Brokerage, LLC

Professional Trading Services Brokerage, LLC
East Gate Business Center
125 Gaither Drive Ste. C
Mount Laurel, NJ 08054
www.ptsbrokerage.com

Office: (856) 802-9400
Fax: (856) 802-9444
E-mail: rschank@ptsbrokerage.com

Richard W. Schank, CFP®, ChFC, CLU, CFS, RHU, REBC, EA

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. PTS Brokerage, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(1) throughout the calendar year January 1, 2017 to December 31, 2017.

2. PTS Brokerage, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(1) throughout the calendar year January 1, 2017 to December 31, 2017 without exception.

Richard W. Schank
PTS Brokerage, LLC
125 Gaither Drive, Suite C
Mount Laurel, NJ 08054
(856) 802-9400

2/27/18
Date

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report
On Schedule Of Assessment And Payments (Form SIPC-7)

To The Member of:
PTS Brokerage, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by PTS Brokerage, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating PTS Brokerage, LLC's compliance with the applicable instructions of Form SIPC-7. PTS Brokerage, LLC's management is responsible for PTS Brokerage, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SPIC-7 for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments , noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 27, 2018

PTS BROKERAGE, LLC
SCHEDULE OF ASSESMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

DECEMBER 31, 2017

Period Covered	Date Paid	Amount
General Assessment Reconciliation for the year ended December 31, 2017		$540
Payment Schedule		
SIPC-6	7/26/2017	264
SIPC-7	1/25/2018	276
Amount Due		$ 0